

Smead Value Fund Summary Prospectus
Trading Symbol: Investor Class Shares [SMVLX]
Institutional Class Shares [SMVMX]

March 30, 2010

Before you invest, you may want to review the Fund's prospectus, which contains more information about the Fund and its risks. You can find the Fund's prospectus and other information about the Fund online at http://www.smeadfunds.com/smead_fund.html. You may also obtain this information at no cost by calling 877-807-4122 or by sending an email request to info@smeadcap.com. The Fund's prospectus and statement of additional information, both dated March 30, 2010, are incorporated by reference into this Summary Prospectus.

Investment Objective

The investment objective of the Smead Value Fund (the "Fund") is long-term capital appreciation.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees *(fees paid directly from your investment)*	**Investor Class Shares**	**Institutional Class Shares**
None		

Annual Fund Operating Expenses *(expenses that you pay each year as a percentage of the value of your investment)*		
Management Fees	0.75%	0.75%
Distribution and Shareholder Servicing (12b-1) Fees	0.25%	None
Other Expenses	0.91%	0.91%
Acquired Fund Fees and Expenses (1)	0.01%	0.01%
Total Annual Fund Operating Expenses	1.92%	1.67%
Fee Waiver/Expense Reimbursement	-0.51%	-0.51%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (2)	1.41%	1.16%

(1) Please note that the Total Annual Fund Operating Expenses in the table above do not correlate to the Ratio of Expenses to Average Net Assets found within the "Financial Highlights" section of this prospectus, which do not include Acquired Fund Fees and Expenses.

(2) Pursuant to an operating expense limitation agreement between the Fund's investment adviser, Smead Capital Management, Inc. (the "Adviser"), and the Fund, the Adviser has agreed to waive its management fees and/or reimburse expenses of the Fund to ensure that Total Annual Fund Operating Expenses (exclusive of Acquired Fund Fees and Expenses) do not exceed 1.40% and 1.15% of the Fund's average annual net assets, for Investor Class shares and Institutional Class shares, respectively, through March 31, 2011, subject thereafter to annual re-approval of the agreement by the Trust's Board of Trustees (the "Board of Trustees"). This agreement can be terminated only by, or with the consent of, the Board of Trustees. The Adviser is permitted to seek reimbursement from the Fund, subject to limitations, for management fees it waived and Fund expenses it paid.

Example

This Example is intended to help you compare the costs of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

Share Class	One Year	Three Years	Five Years	Ten Years
Investor Class	$144	$446	$771	$1,691
Institutional Class	$118	$368	$638	$1,409

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in Total Annual Fund Operating Expenses or in the Example, affect the Fund's performance. During the most recent fiscal year, the Fund's portfolio turnover rate was 14.28% of the average value of its portfolio.

Principal Investment Strategies

To achieve its investment objective, the Fund will seek to invest in the common stocks of large capitalization ("large-cap") U.S. companies. The Fund considers a large-cap company to be those publicly traded U.S. companies with capitalizations exceeding $5 billion.

The Adviser selects the Fund's investments by screening large-cap companies using the following eight criteria:

Required over entire holding period
- products or services that meets a clear economic need;
- strong competitive advantage (wide moats or barriers to entry);
- long history of profitability and strong metrics (net profit margin, return on equity and net income ratios);
- generates high levels of cash flow;
- available at a low price-in relation to intrinsic value (the perception of value based on all factors of business, tangible and intangible);

Favored, but not required
- management's history of shareholder friendliness (dividends, buybacks, earnings quality, reporting transparency, executive compensation and acquisition history);
- strong balance sheet; and
- strong management (directors and officers) ownership (preferably with recent purchases).

The Fund's portfolio is built around high quality companies whose businesses have strong competitive advantages that the Adviser believes can be sustained for the long term. The Adviser maintains a sell discipline that is designed to manage overall portfolio risk by protecting against significant downside exposure of each security. The Fund aims to be a low-turnover fund, and the expected holding period of a newly purchased security is a minimum of three to five years. The Fund is a "non-diversified" fund, meaning that a relatively high percentage of its assets may be invested in a limited number of issuers of securities.

Principal Risks

Remember that in addition to possibly not achieving your investment goals, **you could lose money by investing in the Fund**. The principal risks of investing in the Fund are:

- *Management Risk*. Risk that the Adviser's investment strategies for the Fund may not result in an increase in the value of your investment or in overall performance equal to other investments.
- *General Market Risk*. Risk that the value of the Fund's shares will fluctuate based on the performance of the Fund's investments and other factors affecting the securities markets generally.
- *Equity Market Risk*. Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change.
- *Large-Cap Company Risk*. Larger, more established companies may be unable to respond quickly to new competitive challenges such as changes in consumer tastes or innovative smaller competitors. Also, large-cap companies are sometimes unable to attain the high growth rates of successful, smaller companies, especially during extended periods of economic expansion.
- *Non-Diversified Fund Risk*. Because the Fund is "non-diversified," it may invest a greater percentage of its assets in the securities of a single issuer. However, a decline in the value of an investment in a single issuer could cause the Fund's overall value to decline to a greater degree than if the Fund held a more diversified portfolio.

Performance

The bar chart and Average Annual Total Returns table demonstrate the risks of investing in the Fund by showing how the Fund's average annual returns compare with those of a broad measure of market performance. Remember, the Fund's past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Updated performance information is available on the Fund's website at www.smeadfunds.com or by calling the Fund toll-free at 877-807-4122.

Investor Class Shares[1]
Calendar Year Returns as of December 31



The calendar year-to-date return for the Fund's Investor Class shares as of February 28, 2010 was -0.43%. During the period shown in the bar chart, the best performance for a quarter was 18.66% (for the quarter ended September 30, 2009). The worst performance was -8.38% (for the quarter ended March 31, 2009).

[1] The returns shown in the bar chart are for Investor Class shares. The Institutional Class shares would have substantially similar returns because the shares are invested in the same portfolio of securities and the return would differ only to the extent that the classes do not have the same expenses.

Average Annual Total Returns

	Periods Ended December 31, 2009	
	One Year	Since Inception (January 2, 2008)
Investor Class Shares		
Return Before Taxes	30.81%	-13.25%
Return After Taxes on Distributions	30.71%	-13.37%
Return After Taxes on Distributions and Sale of Fund Shares	20.16%	-11.16%
S&P 500 Index (reflects no deduction for fees, expenses or taxes)	26.46%	-10.11%
Russell 1000 Value Index (reflects no deduction for fees, expenses or taxes)	19.69%	-12.48%

After-tax returns are calculated using the historically highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown, and after-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts. The Return After Taxes on Distributions and Sale of Fund Shares may be higher than other return figures when a capital loss occurs upon the redemption of Fund shares.

Investment Adviser
Smead Capital Management, Inc. is the Fund's investment adviser.

Portfolio Manager
William W. Smead, Chief Investment Officer and Chief Executive Officer of the Adviser, has managed the Fund since its inception in January 2008. Tony A. Scherrer, CFA, Senior Vice President and Portfolio Manager of the Adviser, has managed the Fund since April 2008.

Purchase and Sale of Fund Shares
You may conduct transactions by mail (Smead Value Fund, c/o U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, WI 53201-0701 (for regular mail) or 615 East Michigan Street, 3rd Floor, Milwaukee, WI 53202 (for overnight or express mail)), or by telephone at 877-807-4122. Investors who wish to purchase or redeem Fund shares through a financial intermediary should contact the financial intermediary directly. The minimum initial investment for Investor Class shares is $3,000. The minimum initial investment for Institutional Class shares is $1,000,000. The minimum investment for subsequent investments for either Investor Class or Institutional Class shares is $500.

Tax Information

The Fund's distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Fund shares through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create conflicts of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.